Schroder Series Trust

875 Third Avenue, 22nd Floor

New York, New York 10022

December 24, 2014

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:                             Schroder Series Trust (File Nos. 33-65632; 811-7840)

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of Schroder Series Trust (the “Trust”), pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g)(1)(B) under the 1940 Act: (i) a copy of the endorsement extending the policy period through December 31, 2014 of the joint fidelity bond covering the Trust, on behalf of each of its series, Schroder Capital Funds (Delaware), on behalf of each of its series, and Schroder Global Series Trust, on behalf of each of its series (collectively, the “Joint Insureds”); (ii) a copy of the resolutions adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust, approving such endorsement; and (iii) a copy of the joint agreement between the Trust and the other Joint Insureds entered into pursuant to Rule 17g-1(f) of the 1940 Act.

All premiums due under the joint insured bond through December 31, 2014 have been paid.

If each of the Trust and the other Joint Insureds were insured under single insured bonds, as opposed to a joint insured bond, they would be required to maintain bonds in amounts at least equal to $750,000 for Schroder Capital Funds (Delaware), $1,500,000 for Schroder Series Trust and $1,000,000 for Schroder Global Series Trust. The enclosed joint insured bond is in the amount of $3,250,000.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (212) 641-3913.

Very truly yours,

SCHRODER SERIES TRUST

By:	/s/ Abby L. Ingber

Abby L. Ingber
Secretary/Clerk

			FEDERAL INSURANCE COMPANY
			Endorsement No.: 6
			Bond Number:	81587645

NAME OF ASSURED: SCHRODER CAPITAL FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on December 14, 2013
		to	12:01 a.m. on December 31, 2014

This Endorsement applies to loss discovered after 12:01 a.m. on December 14, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2014

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

Directors’ and Officers’ Liability Insurance Policy/Joint Fidelity Bond

VOTED:                                                 That, with due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of each Fund of the Trusts to which any person covered under the joint fidelity bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trusts and Funds, and the nature of the securities in the Funds’ portfolios, the joint fidelity bond to be issued by Federal Insurance Company (Chubb) in favor of the Trusts bearing a limit of liability of $3,250,000, with a pre-paid premium of $507, be, and it is, hereby ratified and approved in respect of each Fund of the Trusts for the eighteen day period beginning December 14, 2014; and that the basis for allocating the premium for such joint fidelity bond among the Trusts and the Funds on the basis of the Funds’ respective net asset values as described to this Meeting be, and it is, hereby ratified and approved.

VOTED:                                                 That pursuant to Rule 17g-1 under the 1940 Act, the Secretary or Clerk, as the case may be, of each Trust be, and she is, hereby designated agent for such Trust to make the filings and give the notices required by subparagraph (g) of said Rule.

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT is made as of December 14, 2013, by and between Schroder Capital Funds (Delaware), Schroder Series Trust and Schroder Global Series Trust (each, a “Trust”), each on behalf of its respective constituent series (each, a “Fund” or an “Insured”).

WHEREAS, each Trust is a management investment company registered under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, each Trust is to be named as an insured under a joint Investment Company Blanket Bond (the “Bond”) issued by Chubb Group of Insurance Companies (the “Insurer”); and

WHEREAS, each Trust desires to establish the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1.                                If only one Insured incurs a party loss in connection with a single loss under the bond, the proceeds of the bond for that policy year are allocated to that Insured.  In the event recovery is received under the Bond as a result of loss sustained by more than one of the Insureds, each such Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which that Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

2.                                The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

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A copy of the Agreement and Declaration of Trust, as amended, of each of Schroder Series Trust and Schroder Global Series Trust is on file with the Secretary of The Commonwealth of Massachusetts, and a Certificate of Trust of Schroder Capital Funds (Delaware) is on file with the Secretary of State of the State of Delaware, and notice is hereby given that this Agreement is executed on behalf of the trustees of each Trust as trustees and not individually and that the obligations under this instrument are not binding upon any of the trustees or holders of shares of beneficial interest of any Fund individually, but are binding only upon the respective assets and property of each Fund.

IN WITNESS WHEREOF, the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first written above.

SCHRODER CAPITAL FUNDS (DELAWARE)

By:	/s/ Abby L. Ingber
Abby L. Ingber
Chief Legal Officer

SCHRODER SERIES TRUST

By:	/s/ Abby L. Ingber
Abby L. Ingber
Chief Legal Officer

SCHRODER GLOBAL SERIES TRUST

By:	/s/ Abby L. Ingber
Abby L. Ingber
Chief Legal Officer

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